

Mail Stop 4631

September 25, 2017

<u>Via E-Mail</u>
Thanh H. Lam
Chief Executive Officer
Nova Lifestyle, Inc.
6565 E. Washington Blvd.
Commerce, CA 90040

> **Re:**   **Nova Lifestyle, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed September 18, 2017**
> **File No. 333-219263**
> **Form 8-K**
> **Filed August 23, 2017**
> **File No. 001-36259**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed April 14, 2017**
> **File No. 001-36259**

Dear Mr. Lam:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 8, 2017 letter.

<u>Form 8-K filed August 23, 2017</u>

1. Please file your employment agreement with Mr. Jeffrey Chuang, Chief Financial Officer as an exhibit to your next quarterly report on Form 10-Q. See Item 601(b)(10) of Regulation S-K.

Form 10-K for the year ended December 31, 2016

Management's Discussion and Analysis, page 21
Results of Operations, page 27

2. We note your response to comment number seven in our letter dated August 8, 2017. To the extent providing such price discounts on new products are expected to be material, please expand your disclosures to include your policy for providing provisions for such discounts and any other consideration to customers. For such customer consideration, please quantify the amounts recorded for each period presented. Furthermore, please explain the significant terms of your customer incentive programs, how you determine the amount to accrue each period, and how and when it impacts your revenue recognized.

You may contact Jenn Do, Staff Accountant at (202) 551-3743 or, in her absence, Ameen Hamady, Staff Accountant at (202) 551-3891 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
        Jeffrey Li, Esq.